

03053541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53495

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silverwood Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Pleasant Street, Charles River Court
(No. and Street)

South Natick (City) MA (State) 01760 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Newburg & Company, LLP
(Name – *if individual, state last, first, middle name*)

57 River Street, Suite 102, Wellesley, MA 02481
(Address) (City) (State) (Zip Code)



SEC MAIL
RECEIVED
MAY 30 2003
WASH. D.C.
181
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathon Hodson Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silverwood Partners, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER

Title

Notary Public

MATTHEW D. KILLEEN
NOTARY PUBLIC
MY COMMISSION EXPIRES:
JUNE 3, 2005


MATTHEW D. KILLEEN
NOTARY
PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVERWOOD PARTNERS LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002
AND THE PERIOD JULY 1, 2001
(DATE OF INCEPTION)
THROUGH DECEMBER 31, 2001

CONTENTS

NEWBURG & COMPANY, LLP

Certified Public Accountants

HOWARD M. NEWBURG
CERTIFIED PUBLIC ACCOUNTANT
MASTER OF SCIENCE IN TAXATION
CERTIFIED VALUATION ANALYST

MICHAEL J. BRETON
CERTIFIED PUBLIC ACCOUNTANT
MASTER OF SCIENCE IN TAXATION
CERTIFIED FINANCIAL PLANNER

DAVID R. NATAN
CERTIFIED PUBLIC ACCOUNTANT
MASTER OF SCIENCE IN TAXATION

HOWARD W. ZIMMON
CERTIFIED PUBLIC ACCOUNTANT
MASTER OF SCIENCE IN TAXATION

INDEPENDENT AUDITORS' REPORT

To the Members
Silverwood Partners LLC
South Natick, Massachusetts

We have audited the accompanying statement of financial condition of Silverwood Partners LLC as of December 31, 2002 and December 31, 2001, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2002 and the period July 1, 2001 (Date of Inception) through December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silverwood Partners LLC at December 31, 2002 and 2001, and the results of its operations and cash flows for the year ended December 31, 2002 and the period from July 1, 2001 through (Date of Inception) through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital for brokers and dealers pursuant to rule 15c3-1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all materials respects in relation to the basic financial statements taken as a whole.



Newburg & Company LLP
Certified Public Accountants
February 13, 2003

A FULL FINANCIAL SERVICES FIRM
57 River Street, Suite 102, Wellesley, MA 02481 • Phone: (781) 239-0900 • Fax: (781) 239-0914 • www.newburg.com

SILVERWOOD PARTNERS LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS:		
Cash	$ 54,149	$ 50,181
Accounts receivable	10,000	0
Prepaid expenses	3,700	0
Security deposit	3,000	0
Total current assets	70,849	50,181
TOTAL ASSETS	$ 70,849	$ 50,181

LIABILITIES AND MEMBERS' EQUITY

	2002	2001
LIABILITIES:		
Accounts payable	$ 5,010	$ 12,156
Payroll taxes withheld and accrued	0	2,430
Total liabilities	5,010	14,586
MEMBERS' EQUITY	65,839	35,595
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 70,849	$ 50,181

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS LLC
STATEMENTS OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002
AND THE PERIOD JULY 1, 2001 (Date of Inception)
THROUGH DECEMBER 31, 2001

	2002	2001
REVENUES:		
Investment Banking Services	$ 320,310	$ 35,000
Consulting Income	161,587	0
Reimbursed expenses	0	2,291
	481,897	37,291
OPERATING EXPENSES:		
Advertising	6,247	0
Dues and subscriptions	2,422	1,417
Entertainment expense	11,219	0
Equipment rental	16,517	0
Insurance	11,297	2,864
Internet expense	2,383	0
Licenses and permits	6,120	5,247
Occupancy	5,863	4,528
Office expenses and supplies	11,431	11,036
Outside services	16,831	0
Postage	3,710	0
Printing	7,307	0
Professional services	13,500	17,895
Rent expense	31,300	0
Repairs and maintenance	5,726	0
Salaries	264,368	23,203
Taxes, other	1,736	0
Taxes, payroll	18,456	0
Telephone	8,931	3,300
Travel	21,779	3,812
Training and development	1,540	894
Utilities	1,030	0
Total operating expenses	469,713	74,196
INCOME (LOSS) FROM OPERATIONS	12,184	(36,905)
OTHER INCOME	3,060	0
NET INCOME (LOSS)	$ 15,244	$(36,905)

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002
AND THE PERIOD JULY 1, 2001 (Date of Inception)
THROUGH DECEMBER 31, 2001

	2002	2001
MEMBERS' EQUITY, beginning	$ 35,595	$ 0
MEMBERS' CAPITAL CONTRIBUTION	15,000	72,500
NET INCOME (LOSS)	15,244	(36,905)
MEMBERS' EQUITY, ending	$ 65,839	$ 35,595

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002
AND THE PERIOD JULY 1, 2001 (Date of Inception)
THROUGH DECEMBER 31, 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (loss)	$ 15,244	$(36,905)
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Increase in operating assets:		
Accounts receivable	(10,000)	0
Prepaid expenses	(3,700)	0
Deposits	(3,000)	0
Increase (Decrease) in operating liabilities:		
Accounts payable	(7,146)	12,156
Payroll taxes withheld and accrued	(2,430)	2,430
Net cash used in operating activities	(11,032)	(22,319)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	15,000	72,500
NET INCREASE IN CASH	3,968	50,181
CASH, beginning	50,181	0
CASH, ending	$ 54,149	$ 50,181

The accompanying notes are an integral part of these financial statements.

SILVERWOOD PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 - NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Operations:
The Company was organized July 1, 2001 as a limited liability company under the laws of the Commonwealth of Massachusetts. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides investment banking services principally to both publicly and privately held companies located throughout the United States.

Property and Equipment:
All property and equipment is capitalized and recorded at cost. The Company's capitalization policy is to generally capitalize all equipment with a cost in excess of $1,500. Replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are expensed in the year incurred.

Investment Banking:
Investment banking revenues include fees net of unreimbursed expenses arising from securities placement transactions in which the company acts as an advisor or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring services. Investment banking or placement fees are recorded at the time a transaction or placement is completed and the income is reasonably determinable. Obligations relating to these transactions are expensed as incurred.

Consulting Income:
Consulting fees are invoiced and recognized, per the terms of the underlying contract, on an hourly basis as the services are performed.

Income Taxes:
As a limited liability company, the Company's taxable income or loss is distributed to the Company's members, who report their proportionate share of that income or loss on their individual income tax return. Accordingly, the Company is not subject to income taxation and no provision for federal and state income taxes is required.

Bad Debts:
Bad debts are accounted for using the allowance method. As of December 31, 2002, Accounts Receivable consisted of a balance due from a single customer. The company has determined that collection is reasonably probable and has elected to not record an allowance for bad debts against the balance.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows:
For purposes of the Statement of Cash Flows, The Company has defined cash equivalents as highly liquid investments, with original maturities of less then ninety days that are not held for sale in the ordinary course of business.

SILVERWOOD PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2002 AND 2001

NOTE 2 - INVESTMENTS:

As partial consideration for investment banking services, the Company has received 50,160 warrants to purchase common stock of its customers. The warrants have an exercise price of $0.001 per share and expire between 2006 and 2010. The warrants are not readily marketable because (a) there is no market on a securities exchange or no independent publicly quoted market, (b) The underlying shares cannot be sold unless registration has been effected under the Securities Act of 1933 and (c) they cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the issuing company. The Company has estimated that the fair value of options and warrants have no value as of December 31, 2002 and 2001.

NOTE 3 – RELATED PARTY TRANSACTIONS:

The Company used a portion of the personal residence of a member as temporary office space from July 1, 2001 until March 14, 2002 and from May 20, 2002 until December 31, 2002. Occupancy expense for the years ended 2002 and 2001 respectively was $5,863 and $4,528, which represents an allocation of the maintenance and utilities of the residence.

NOTE 4 – OPERATING LEASE OBLIGATIONS:

The Company leases an office under an operating lease agreement expiring in 2004. The office lease requires monthly base rental payments in addition to the Company's proportionate share of real estate taxes. Total rent expense for the year ended December 31, 2002 is $30,300. Future minimum lease payments are as follows:

2003	$36,000
2004	$ 9,000

During March 2002, the Company entered into a sublease agreement, which expired in December 2002. Under the sublease agreement, the company subleased a portion of its office space for approximately $500 per month. Rental income under the sublease agreement is $3,060.

NOTE 5 - COMMITMENTS:

Lease - Equipment

In March 2002, Silverwood Partners LLC entered into an agreement with Sovereign Bank to purchase, through a lease, certain equipment and furniture. Substantially all of the equipment was of low value, under $1,500 Silverwood's capitalization threshold, and does not have a ready market considering that used equipment and computers depreciate rapidly. The Company accounted for the lease as an operating lease because at the inception of the lease, substantially all of the items have a value less then Silverwood's capitalization threshold as referred to above. Minimum Lease payments for the 36 month term of the lease totaled $24,964. For the year ended December 31, 2002 the total lease expense was $7,607. Future minimum lease payments totaled $14,948.

Subsequent to December 31, 2002, the company paid the remainder of the lease in full. With its shortened duration, and fair market buyout, the recast lease should be accounted for as an operating lease. No assets having a value of over $1,500 remain at the end of the approximate (1) year lease term. The company is treating the recast transaction as a one (1) year (approximate) lease for equipment and the purchase of equipment in 2003 that individually has no assets above the capitalization threshold.

NOTE 6 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the company maintain net capital equal to the greater of either $5,000, or 1/15 of the ratio of aggregate indebtedness to net capital, both as defined. The company is required to provide reports monthly, to the Securities and Exchange Commission verifying its compliance with Rule 15c3-1. At December 31, 2002 and 2001 the company had net capital of $49,139 and $35,595 which was $44,139 and $30,595 in excess of the company's required minimum net capital.

NOTE 7 – CONCENTRATIONS:

During the year ended December 31, 2002, approximately 85% of the company's revenues were received from three customers.

NOTE 8 – SUBSEQUENT EVENTS:

During 2003, the company extended the terms of its consulting contract, which had originally expired on December 31, 2002, through April 2003.

SUPPLEMENTARY INFORMATION

SILVERWOOD PARTNERS LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
TOTAL MEMBERS' EQUITY	$ 65,839	$ 35,595
Less:		
Members' equity not allowable for net capital	0	0
Non – allowable assets	16,700	0
Other deductions	0	0
Add:		
Subordinated liabilities	0	0
Other additions	0	0
NET CAPITAL	$ 49,139	$ 35,595

	2002	2001
NET CAPITAL REQUIREMENT	5,000	5,000
NET CAPITAL	49,139	35,595
EXCESS NET CAPITAL	$ 44,139	$ 30,595

No material differences exist between the computation of net capital as calculated above and the Company's computation as reported on Part IIa of the FOCUS report (unaudited).

The accompanying notes are an integral part of these financial statements.

NEWBURG & COMPANY, LLP
Certified Public Accountants

HOWARD M. NEWBURG
CERTIFIED PUBLIC ACCOUNTANT
MASTER OF SCIENCE IN TAXATION
CERTIFIED VALUATION ANALYST

MICHAEL J. BRETON
CERTIFIED PUBLIC ACCOUNTANT
MASTER OF SCIENCE IN TAXATION
CERTIFIED FINANCIAL PLANNER

DAVID R. NATAN
CERTIFIED PUBLIC ACCOUNTANT
MASTER OF SCIENCE IN TAXATION

HOWARD W. ZIMMON
CERTIFIED PUBLIC ACCOUNTANT
MASTER OF SCIENCE IN TAXATION

Independent Auditor's Report On Internal Control Required By Sec Rule 17a-5 For A Broker-Dealer Claiming An Exemption From Sec Rule 15c3-3

To the Members
Silverwood Partners, LLC
Sherborn, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Silverwood Partners, LLC (the Company), for the period ending December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control of the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

A FULL FINANCIAL SERVICES FIRM
57 River Street, Suite 102, Wellesley, MA 02481 • Phone: (781) 239-0900 • Fax: (781) 239-0914 • www.newburg.com

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Newburg & Company, LLP
February 13, 2003